Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings:
Income before income taxes	$73	$56	$208	$105
Less: Capitalized interest	(2)	(1)	(6)	(3)
Add:
Fixed charges	69	71	208	210
Amortization of capitalized interest	1	—	2	1
Adjusted earnings	$141	$126	$412	$313
Fixed charges:
Interest expense	42	43	126	127
Amortization of debt costs	2	2	7	6
Rent expense representative of interest	25	26	75	77
Total fixed charges	$69	$71	$208	$210
Ratio of earnings to fixed charges	2.03	1.78	1.97	1.49